Exhibit 2.17
PDX RESOURCES INC. (FORMERLY PELANGIO MINES INC.)
AMENDED AND RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS
The interim financial statements of PDX Resources Inc. (the “Company”, “PDX”, “us”, “we”, “our” or similar terms), formerly named Pelangio Mines Inc., for the nine months ended September 30, 2008, originally filed on SEDAR on November 14, 2008, were restated and refiled on February 19, 2009, to correct accounting for the Arrangement (as defined below) and the classification of a portion of the Company’s investment in Detour Gold Corporation (“Detour”). This amended and restated management’s discussion and analysis (“MD&A”), originally filed on November 14, 2008, has also been amended and refiled on February 19, 2009 to correct information affected by the restatement.
The restatement has the following effect on the statement of operations:
(i)	increasing stock-based compensation expense by $150,000;

(ii)	increasing loss allocated to spin-out assets net of tax by $590,868; and

(iii)	increasing future income tax recovered by $617,648.
The restatement has the following effects on the balance sheet:
(i)	decreasing marketable securities, a current asset, by $2,344,000 and increasing marketable; securities, a long-term asset, by $700,000;

(ii)	increasing accounts payable by $150,000;

(iii)	reducing future income taxes by $1,204,000; and

(iv)	decreasing shareholders’ equity by $590,000.
In light of the restatement, the Company has reconsidered and amended the information originally reported under “13. Management’s Report on Internal Controls Over Financial Reporting”.
This MD&A of the operating results and financial condition of PDX, for the nine months ended September 30, 2008 has been prepared based on information available to PDX as of February 18, 2009, and should be read in conjunction with the amended and restated interim financial statements and the related notes for the nine months ended September 30, 2008 and 2007, the audited consolidated financial statements and the related notes for the twelve months ended December 31, 2007 and 2006 and the MD&A for the year ended December 31, 2007. The financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this MD&A are expressed in Canadian dollars.
Certain statements herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to:
•	the exploration and development of the Detour Lake Property in Northern Ontario by Detour;

•	future business and strategies;

•	requirements for additional capital and future financing;

•	future price of gold;

•	estimation of mineral resources; and

•	estimated future working capital, funds available and uses of funds.
Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, the price of gold. Although our management believes that the assumptions made and the expectations represented by such statement or information are reasonable, there can be no assurance that a forward-looking statement or information referenced herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information. Such risks, uncertainties and other factors include, among other things, the following:
•	the ability of Detour to develop the Detour Lake Property;

•	gold price volatility;

•	inherent uncertainties in estimating mineral resources;

•	regulatory restrictions; and

•	defective title to mineral claims or property,
as well as those factors discussed under “Risk Factors” in our current annual information form (“AIF”) dated March 27, 2008.
Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. Also, many of the factors are beyond the control of PDX. Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update any forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information herein are qualified by this cautionary statement.
Disclosure of a scientific or technical nature regarding the Detour Lake Property in this MD&A was extracted from Detour’s MD&A for the three and nine month periods ended September 30, 2008 and its AIF dated March 20, 2008. Disclosure of a scientific or technical nature regarding the properties in Obuasi, Ghana (the “Ghana Properties”) now held by Pelangio Exploration Inc. (“Exploration”) was prepared by or under the supervision of Chris Pegg, P. Geo., a qualified person within the meaning of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).
2. CORPORATE OVERVIEW
PDX holds 19 million Detour Shares, constituting a 42.3% interest in Detour as of February 18, 2009.
We entered into an arrangement agreement on March 17, 2008, as amended and restated on May 20, 2008 and June 19, 2008 (the “Arrangement Agreement”), with Exploration, pursuant to which we agreed, subject to the approval of our shareholders and other conditions, to transfer all of our assets, other than 19 million common shares of Detour (“Detour Shares”) and $500,000 in working capital, to Exploration (the “Arrangement”). The Arrangement was approved by our shareholders on April 22, 2008 and was effected on September 6, 2008 (the “Effective Date”). The property transferred to Exploration included PDX’s interest in the Ghana Properties and one million Detour Shares. In connection with the Arrangement, PDX changed its name from “Pelangio Mines Inc.” (“Mines”) to “PDX Resources Inc.”.
On the Effective Date, each shareholder of Mines received one common share of Exploration and one common share of PDX (“PDX Share”) for each common share of Mines held prior to the Effective Date.

On January 24, 2009, we entered into a combination agreement with Detour, pursuant to which we agreed to, among other things, amalgamate with a newly-formed, wholly-owned subsidiary of Detour (the “Combination”). Pursuant to the Combination, holders of PDX Shares will be entitled to receive 0.2571 Detour Shares for each PDX Share held prior to the effective date of the Combination. For further information on the Combination, refer to “15. Subsequent Events — (b) Merger with Detour”.
PDX is a reporting issuer in Ontario, Alberta, British Columbia and Nova Scotia and the PDX Shares trade on the Toronto Stock Exchange (“TSX”) under the symbol PLG.
3. OPERATING AND FINANCIAL STRATEGIES
Subject to the completion of the Combination, our strategy is to hold our interest in Detour Gold, comprising 19 million Detour Shares, for investment purposes and to review our alternatives in respect of such holding in the future as investment conditions warrant.
4. PROPERTY DESCRIPTION AND PLANS
i) Detour Lake Property
We currently hold 19 million Detour Shares, which we acquired (along with a further one million Detour Shares, which subsequently were transferred to Exploration in connection with the Arrangement) upon the sale to Detour of the Detour Lake Property on January 31, 2007 pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated August 21, 2006 and amended September 21, 2006, October 4, 2006 and January 8, 2007 and extended by an extension letter agreement dated January 25, 2007. Pursuant to the Asset Purchase Agreement, we nominated two representatives to the board of directors of Detour, Ingrid Hibbard and Philip E. Olson, both of whom remain members of the board of Detour. Our right to nominate two representatives will continue provided we continue to hold not less than 40% of the issued and outstanding Detour Shares. Detour has advised us that as of February 18, 2009 there were 44,950,700 issued and outstanding Detour Shares and our holding of 19 million Detour Shares constituted 42.3% of such issued and outstanding Detour Shares.
The transaction converted our interest in the Detour Lake Property from a direct project interest into an indirect interest through an equity ownership in Detour.
The Detour Lake Property is in excess of 265 square kilometres. The core of the project is located in the Porcupine Mining Division of Ontario, approximately 185 kilometres northeast of Timmins.
In April 2008, Detour entered into an agreement (the “Purchase Agreement”) with Goldcorp Canada Ltd. (“Goldcorp”) pursuant to which Detour will exercise its option (the “Mine Option”) and will acquire ownership of the Detour Lake mine property (the “Mine Option Property”) from Goldcorp (the “Transaction”). Following the completion of the Transaction, Detour will be the sole owner of the Mine Option Property, including all the surface rights.
Pursuant to the terms of the Purchase Agreement, Detour will assume all of Goldcorp’s liabilities and obligations relating to the Mine Option Property and certain other exploration properties in the Detour Lake and Massicotte areas of Ontario and Quebec. Upon the exercise of the Mine Option and the closing of the Transaction, as per the terms of the Option and Access Agreement dated December 10, 1998, Detour will grant Goldcorp a 1% royalty on the net smelter returns derived from the Mine Option Property (the “Mine Option Property NSR”). Detour will have the right to purchase the Mine Option Property NSR from Goldcorp at any time by paying Goldcorp the sum of $1,000,000.
The exercise of the Mine Option and the closing of the Transaction was completed on October 30, 2008. Detour estimates that the existing reclamation liability being assumed by this Transaction is $6.6 million.

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Exploration Activities
i) Detour Lake Property
Detour continued its Phase II drilling program on the Detour Lake deposit (located on the Mine Option Property) in January 2008 and the program is now essentially complete. For the nine months in 2008, Detour has completed 235 holes totaling 100,032 metres. In July 2008, Detour started Phase III drilling program to complete the infill program on a 40 metre by 40 metre grid.
On July 2, 2008, Detour released an updated National Instrument 43-101 compliant mineral resource estimate for the Detour Lake gold project based on a detailed engineered pit design. A NI 43-101 Technical Report was filed on SEDAR in August 2008. The update included results from the historical drilling, Phase I drilling (49,322 metres), and an additional 73,469 metres from Phase II drilling (representing 51% of Phase II). The measured and indicated gold resources increased by 125% from 4.8 million ounces to 10.8 million ounces while inferred gold resources decreased 20% from 3.0 million ounces to 2.4 million ounces. Based on a cut-off grade of 0.50 g/t gold and a gold price of US$700 per ounce, the in-pit resources included in a detailed engineered pit design are shown in Table 1.
Table 1. June 2008 Detailed Engineered Pit Design Resource Estimate
Base Case US$700/oz

		Grade Capped	Gold Ounces
	Tonnes	at 20 g/t Au	(capped)
	(millions)	(g/t Au)	(000’s)

Measured (M)	38.8	1.68	2,099

Indicated (I)	204.1	1.32	8,664

Total (M&I)	242.9	1.38	10,763

Inferred	63.9	1.19	2,452

Notes:
(1)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)	Base case assumes a gold price of US$700/oz gold and US dollar exchange rate of $1.10.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
The fully designed and engineered open pit resource presented in Table 1 was prepared by Patrice Live, Eng. of BBA Inc. The costs estimates used in the resource estimates were provided and reviewed by BBA Inc. The gold recovery was reviewed by Lawrence Melis, P.Eng. of Melis Engineering Ltd. The pit slope information used in the designed and engineered open pit resource was provided by Luiz Castro, P.Eng. of Golder Associates Ltd. All the names mentioned above are Qualified Persons with respect to Detour’s mineral properties in accordance with NI 43-101 regulations.
In the third quarter of 2008, Detour released drill results from 40 holes of the Phase II program. Results continue to indicate additional gold mineralization within and outside the US$700 pit shell, which will positively impact the final pit design (lower strip ratio) and resource base. In October 2008, Detour started an 8,000 metre drilling program on a 20 metre by 20 metre grid in the eastern portion of the deposit. The drilling will closely infill an area of 80 metres along strike (east-west) by 300 metres in width (north-south) to a depth of 160 metres. This program will further support the feasibility study since this portion of the deposit is scheduled to be mined in the first years of operation.
Block A
On the Block A property, activities were limited to camp completion and maintenance. No exploration work took place in the third quarter of 2008. Detour intends to continue its exploration activities on Block A, subject to entering into a joint venture agreement with Trade Winds Ventures Inc. (“Trade Winds”). Trade Winds is the operator during the exploration phase. Trade Winds is currently proceeding with a NI 43-101 compliant mineral resource estimate update.
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Other Canadian Properties and Royalty Interests
In the third quarter of 2008, we conducted 26 kilometres of linecutting, along with further prospecting and mapping, on the Page Lake property. Results of this work are pending. We did not conduct any exploration on the Seeley

Lake or Black properties. All of our Canadian properties were transferred to Exploration on the Effective Date and Exploration assumed all of the rights and obligations under the agreements, if any, relating to such properties.
5. LIQUIDITY AND CAPITAL RESOURCES
Our activity consists of the holding of an investment in the shares of Detour, a public company whose focus is the exploration and development of the Detour Lake Property, a process that is ongoing, and is dependent on many factors, some of which are beyond our and Detour’s control. We maintain a policy of reviewing our working capital requirements on a monthly basis and are mindful of our administrative commitments.
During the nine months ended September 30, 2008, we issued 1,308,800 shares for net proceeds of $630,025 as a result of the exercise of stock options. No other shares have been issued for cash or new capital funds raised during the nine month period. On May 21, 2008, we issued $3,000,000 of promissory notes bearing interest at 10% per annum. These notes mature on the earlier of six months from the date of issue and on the date of closing of an equity financing raising gross proceeds of not less than $5,000,000. These notes were assumed by Exploration on the Effective Date.
Our exploration activities during the period cost a total of $2,666,634, with $172,763 spent on Black Township, $339,914 spent on Seeley Lake, $2,064,407 spent in Ghana and $89,550 spent on other properties.
At Black Township, $120,450 was spent on diamond drilling and the balance on assay and support services.
At Seeley Lake, $153,701 was spent on drilling, $92,537 for helicopter support and the balance on assay and support services.
In Ghana, the significant components of the costs were as follows:

Drilling	$807,297
Assaying	$158,058
Geologists and contract workers	$108,171
Trenching and related line cutting, farm crop compensation and supplies	$103,517
Access road	$49,803
The balance was incurred on assaying, geophysics and geochemistry, vehicles, meals, housing and related support costs.
Option payments on the Ghana Properties cost $150,371 in cash.
General and administrative cash costs for the first nine months of 2008 totaled $1,866,141.
As at September 30, 2008, PDX had working capital of $98,490 compared to $3,348,347 at September 30, 2007.
During the remaining three months of 2008, we plan to spend approximately $200,000 on general and administrative costs.
During the first nine months of 2007, mineral property and deferred exploration expenditures amounted to approximately $1,695,000 of which $1,646,000 was spent on the Ghana Properties.

6. FINANCIAL RESULTS OF OPERATIONS
Selected Annual and Year to Date Information

	Nine months ended
	September 30, 2008
	As restated	2007	2006	2005
	$	$	$	$

Total revenues	35,677	162,700	82,722	112,939
Net income (loss)	(10,922,700)	48,080,806	574,448	(1,472,445)
Income (loss) per share
— Basic	(0.15)	0.69	0.01	(0.02)
— Diluted	(0.15)	0.66	0.01	(0.02)
Total assets	52,608,647	77,759,226	16,025,598	10,888,220
We do not own any interests in producing mineral properties or have any other revenue generating activities. The only source of revenue is from interest earned on cash and term deposits. We spend money on evaluating, acquiring and exploring mineral properties and on general and administrative costs associated with maintaining a public company.
Summary of Quarterly Results

	3rd Quarter	2008
	As restated	2nd Quarter	1st Quarter
	$	$	$
Total revenues	8,550	6,241	20,886
Equity loss from Detour Gold Corporation	2,522,658	3,475,782	3,701,539
Net income (loss)	(2,688,798)	(4,204,968)	(4,028,934)
Income (loss) per share
— Basic	(0.04)	(0.06)	(0.06)
— Diluted	(0.04)	(0.06)	(0.06)

	2007
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	$	$	$	$

Total revenues	32,338	40,108	68,122	22,132
Loss from operations	1,283,616	391,062	402,677	459,653
Net income (loss)	(1,536,314)	(193,631)	(4,686,734)	54,497,485
Income (loss) per share
— Basic	(0.02)	(0.00)	(0.07)	0.80
— Diluted	(0.02)	(0.00)	(0.07)	0.77

	2006
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	$	$	$	$

Total revenues	16,168	24,689	17,558	24,307
Net income (loss)	1,565,105	(390,733)	(307,564)	(292,360)
Income (loss) per share
— Basic	0.02	(0.01)	(0.01)	0.00
— Diluted	0.02	(0.01)	(0.01)	0.00

Operating Results
Interest income earned of $35,677 is significantly less than the amount earned in 2007 due to depletion of the Company’s cash resources.
During the nine months ended September 30, 2008, PDX recorded a loss before income tax of $13,455,948, compared to income before income tax of $61,489,120 for the same period in 2007. In 2008, PDX recorded a loss of $9,699,979 from its equity ownership position in Detour, compared with a loss of $3,480,062 in 2007 from its equity ownership position in Detour. Detour is not yet in production and expenses all exploration costs. During 2007 a gain of $67,349,533 was recorded on the conversion of the Company’s interest in the Detour Property to shares of Detour.
PDX realized a gain on the sale of marketable securities of $21,734 in 2007. No such transactions occurred in 2008.
In June of 2007, we determined that additional work on the New Edubiase property in Ghana was not justified and elected not to do any further exploration on that property and not to proceed with the option payments. As a result expenditures to date totaling $1,126,959 were written off in that quarter. No such adjustment was necessary at September 30, 2008.
General and administrative expenses for the nine months ended September 30, 2008 totaled $3,200,778, an increase of $2,494,273 from the 2007 expenditures of $706,505. The value attributed to stock-based compensation for employee stock options vested in 2008 was $1,334,637, compared to $259,844 in 2007. Expenditures on professional fees were the largest cash cost at $818,263, compared to $58,438 in 2007. This increase was a result of costs related to the Arrangement. Salaries and employee benefits were the second largest cash cost at $472,422, compared to $118,435 in 2007. This increase is a result of PDX hiring a vice-president of exploration, staff geologist and counsel. Investor relations increased to $253,811 from $153,231 as a result of costs in 2007 being allocated to assets spun-off pursuant to the Arrangement. The income (loss) in 2007 allocated to the assets spun-off pursuant to the Arrangement has been disclosed separately from the results of the continuing operations of the Company. There were no other significant increases or decreases in any expenditure in the second quarter of 2008 as compared with the second quarter of 2007.
7. CRITICAL ACCOUNTING ESTIMATES
The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations and reclamation costs. Other significant estimates made by PDX include factors affecting the valuations of stock based compensation, and the valuation of tax accounts. PDX regularly reviews its estimates and assumptions. Actual results could differ from these estimates and these differences could be material.
8. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL
Effective January 1, 2008, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.
(i)	Capital Disclosures, Section 1535

This standard specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

(ii)	Financial Instruments, Sections 3862 and 3863

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.
These standards require the increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Future Accounting Changes
International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. A calendar year end public company will be required to have prepared, in time for its first quarter 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. The Company is currently assessing the impact of IFRS on its financial statements.
9. OFF BALANCE SHEET ARRANGEMENTS
PDX has not entered into any off balance sheet arrangements.
10. RELATED PARTY TRANSACTIONS

	Nine Months ended September 30
	2008	2007
	$	$

With a corporation controlled by the President of the Company
Rent	32,176	4,248
With a Partnership in which an Officer of the Company is a Partner
Accounting services	86,346
With a Partnership in which an Officer of the Company is a Partner
Legal Fees	345,060	83,043
Transaction costs including previously deferred amount	—	285,450
With an officer of the Company
Issuance of flow-through shares	—	25,200
With a relative of the president of the Company
Issuance of flow-through shares	—	25,200
With Exploration
Advances to Exploration	399,893	—
These transactions with related parties were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.
11. FINANCIAL INSTRUMENTS
Fair value of financial instruments
Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.
The carrying amounts for amounts receivable, advance to Exploration and accounts payable and accrued liabilities on the balance sheet approximate fair market value because of the limited term of these instruments.
Commodity price risk
The ability of the Company to develop its properties and the future profitability of the Company is directly related to fluctuations in the market price of certain minerals.
Foreign exchange risk
The Company is subject to foreign exchange risk as some of its operating and investing activities are transacted in currencies other than the Canadian dollar including the US dollar and the Ghanaian cedi. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the Canadian dollar.
Market risk
Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses. The Company is exposed to market risk as a result of its large holdings in marketable securities. Securities classified as available for sale are valued at market and as such, changes in market value affect comprehensive income as they occur.
13. MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedure and assessed the design of its internal control over financial reporting as of September 30, 2008, pursuant to the requirements of Multilateral Instrument 52-109.
The Company restated and refiled its financial statements for the interim period ended September 30, 2008 to correct accounting for the Arrangement and the classification of a portion of the Company’s investment in Detour.
The Arrangement was an unusually complex transaction for which the Corporation did not have sufficient internal accounting expertise. Additionally, during and subsequent to the completion of the Arrangement, the North American capital markets experienced significant turmoil, the extent of which has not been seen in recent history. In response to this turmoil, the Company sought to conserve its cash and in furtherance of that objective decided to forego utilizing its external service provider for a review of such complex and out of the ordinary course transactions. Had this review been undertaken, this restatement would not likely be necessary.
The Company has concluded that this constituted a material weakness in the design of its disclosure controls and procedures and internal control over financial reporting, and in the effectiveness of its disclosure controls and procedures, at September 30, 2008. The impact of this material weakness provides for the reasonable possibility that a material misstatement in items relating to complex transactions in the interim financial statements of the Company would not be prevented or detected by the Company’s internal control over financial reporting or its disclosure controls and procedures. The Company has therefore determined to utilize the services of its external service providers to review on a going-forward basis its financial reporting with respect to any complex or out-of-the-ordinary course transactions.
14. OUTSTANDING SHARE DATA
As of February 18, 2009, PDX has issued one class of common shares and a total of 73,899,870 shares are outstanding. Stock options outstanding as of February 18, 2009 totaled 2,110,000 and are exercisable for common shares at prices ranging from $1.02 per share to $3.98 per share.

15. SUBSEQUENT EVENTS
(a) Stock Option Exercise
Subsequent to the period end the Company issued 135,000 common shares for consideration of $51,300 pursuant to the exercise of stock options.
(b) Merger with Detour Gold Corporation
Subsequent to the period end, on January 24, 2009, Detour and PDX entered into a combination agreement providing for the merger of the companies pursuant to an amalgamation of PDX with a newly formed, wholly-owned subsidiary of Detour. Pursuant to this transaction, each PDX share will be exchanged for 0.2571 of a Detour Share. A total of 19 million Detour Shares will be issued to PDX Shareholders based on the number of PDX Shares outstanding on January 24, 2009 and subject to rounding. This number of Detour Shares issued to PDX shareholders will increase to the extent any issued and outstanding PDX Options are exercised prior to the amalgamation. As part of this transaction, the amalgamated company will become a wholly-owned subsidiary of Detour. PDX understands that Detour intends to wind-up the amalgamated company and cause the 19 million common shares of Detour currently owned by PDX to be cancelled. The transaction is subject to the approval of the shareholders of both Detour and PDX and, in particular, requires the approval of at least 66 % of the votes cast by holders of PDX Shares present in person, or represented by proxy, and entitled to vote at the PDX special meeting (the “Special Meeting”). The record date for the Special Meeting is February 19, 2009, and the date of the Special Meeting is March 26, 2009.
The Company and Detour have each agreed to pay a termination fee of $3,140,000 or an expense reimbursement amount of $500,000 to the other party in specified circumstances where the transaction is not consummated.
The merger will constitute a change of control under the employment agreements of certain officers and employees of the Company. The Company’s liability in this regard will be approximately $680,000; however, under the combination agreement, Detour has agreed to pay such costs and expenses.
Upon signing of the agreement the Company received an advance of $1,140,000 from Detour. These funds will be used to fund operations of the Company until closing or termination of the agreement.
16. ADDITIONAL INFORMATION
Additional information about the Company including our AIF is available at www.sedar.com under the name PDX Resources Inc.